October 14, 2014

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JPMorgan Chase & Co.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 20, 2014

File No. 001-05805

Dear Ms. Blye:

We are in receipt of the letter dated September 29, 2014 to Marianne Lake, Executive Vice President and Chief Financial Officer of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filing.

To assist in your review of our responses to the comments set forth in the Staff’s letter, we have set forth below in full the comments contained in the letter, together with our responses.

General

1.	In your letters to us dated January 18, 2012 and February 14, 2012, you discussed contacts with Syria, Sudan and Cuba. As you are aware, Syria, Sudan and Cuba are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your 10-K does not include disclosure about contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba since your 2011 letters, whether through subsidiaries, affiliates, customers or other direct or indirect arrangements. You should describe any products, services or technology you have provided to Syria, Sudan and Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Syria, Sudan and Cuba have for some years been covered by comprehensive country sanctions under the U.S. Treasury’s Office of Foreign Assets Control (OFAC) programs. As a U.S. financial institution, the Firm complies with each of these OFAC programs and does not conduct business in or (except in the limited manner described below) with these countries. The Firm’s limited activity relating to those countries is conducted pursuant to OFAC rules that permit such activities (i.e., permitted under the rules themselves or conducted under appropriate general or specific licenses). Under these types of permitted or licensed activities, the Firm is able to engage only in specifically permitted transactions that are (i) specified under OFAC rules; (ii) excepted from restriction pursuant to a general license applicable to all financial institutions; or (iii) excepted from restriction pursuant to a specific license that the Firm or another entity has requested and that applies only to the particular circumstances specified by OFAC in that license. Examples of the foregoing activities include payment processing for certain telecommunications and personal travel expenses (a permitted activity) or payment processing for official U.S. government or United Nations activities or providing services to entities engaged in humanitarian activities (pursuant to general or specific licenses). Virtually all Firm activity in any of these three categories only involves processing of fund transfers on behalf of clients; in light of the very high volume of the Firm’s total funds transfer activity, the aggregate of all such unrestricted and licensed activity is immaterial.

The Firm believes it is in compliance with OFAC restrictions, except for occasional, inadvertent errors that the Firm fully reports to OFAC. The Firm applies sanctions screening protocols globally to make sure that it is not engaging with clients or in transactions that are prohibited by economic sanctions rules. In addition, the Firm is careful to observe OFAC’s “facilitation” prohibition, which has been interpreted by OFAC broadly to include indirect business as well as direct operations. Accordingly, any business proposal is carefully vetted for OFAC compliance risk, and the Firm incorporates contractual restrictions in business arrangements with counterparties who are not themselves subject to OFAC requirements.

As described in the Firm’s January 18, 2012 letter, there are two portfolio companies held by the Firm’s private equity business (One Equity Partners) that are in each case incorporated and operate outside the U.S. and that during 2011 and 2012 had some contacts with Syria and Sudan; such contacts were terminated beginning January 1, 2013. These contacts were legal and permissible under the laws of the countries in which these portfolio companies are located and during those years amounted to less than 1% of the respective revenues of each company.

2.	Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

In this regard, we note that your most recent proxy statement again includes a shareholder proposal requesting that your board institute transparent procedures to prevent holding investments in companies that substantially contribute to genocide or crimes against humanity. The proposal states that you are a large holder of PetroChina which, through its parent, China National Petroleum Company, is Sudan’s largest trading partner. We are aware of 2012 and 2013 articles discussing such shareholder proposals and stating that you own shares in PetroChina and Sinopec, a company they report also is recognized as contributing to the genocide in Sudan. Please discuss for us the potential reputational impact of the proposal and articles linking you to PetroChina and Sinopec.

Because, as noted above, the Firm does not do business with or in sanctioned countries, and any contacts are either permitted under the rules or under a proper license, the Firm does not believe its contacts with Syria, Sudan or Cuba are material, either on a quantitative or qualitative basis. In light of the foregoing, the Firm believes that there is no need to specifically describe in its public disclosures the services and products it provides that may have been licensed or authorized by OFAC. (The Firm does note that it has provided disclosure in its public filings, as required by Section 13(r) of the Securities Exchange Act of 1934, of certain Iran-related activities of it or its affiliates as appropriate).

With regard to shareholder proposals, the Staff states in Comment #2 that our most recent Proxy Statement included a shareholder proposal requesting that our board “institute transparent procedures to prevent holding investments in companies that substantially contribute to genocide or crimes against humanity”. Our most recent Proxy Statement did not include such a proposal. The shareholder group Investors Against Genocide (“IAG”) submitted such a proposal for inclusion in the 2011, 2012 and 2013 Proxy Statements. The proposals that were previously included in the Proxy Statements highlighted reported holdings attributed to the Firm in (i) PetroChina, a publicly traded company controlled by China National Petroleum Company (“CNPC”), which is owned by the Chinese Government; and (ii) Sinopec, a publicly traded company controlled by Sinopec Group, which is also owned by the Chinese Government. Each of PetroChina and Sinopec, whether directly or through their parent entities, is publicly reported to have a business relationship with the Sudanese Government, and IAG asserted that such investments, “…while legal, are inconsistent with U.S. sanctions explicitly prohibiting transactions relating to Sudan’s petroleum industry.” The Firm makes reports as required, including pursuant to the rules of the Hong Kong Stock Exchange, of its position as the record owner of publicly traded shares of PetroChina and Sinopec. However, the vast majority of these shares are in fact held in client custody accounts over which we exercise no control; instead, we hold the shares only at the direction of our customers, who are the share owners. We purchase, sell and vote these shares only as directed by our customers. In our discretionary asset management business, we follow investment guidelines directed by our customers. As the Staff notes in Comment #2, some clients have adopted restrictions regarding holding securities of specified categories of issuers and when our customers inform us of any such restrictions for their accounts, we follow them. Where such investments are permitted by the customer’s investment guidelines, our holdings in PetroChina and Sinopec tend to be attributable to our investing according to certain investment benchmarks, where the companies in question are elements in those stated

benchmarks. Finally, we also may hold positions in these and other securities in our trading business to meet customer demands or to offset client transactions. These investments are permitted under U.S. law.

In our view, a determination that any person or entity is contributing to genocide is an extremely serious matter, and we believe that such determinations are best made by government entities with the requisite knowledge and authority. In the case of Sudan, a legal framework has been established by the U.S. government that imposes certain legal restrictions regarding business dealings with a wide range of companies and individuals. The Firm is subject to and complies with these restrictions; we do not engage in business with any entity prohibited by the U.S. government as a result of the entity’s directing or contributing to violence in Sudan. These policies help guide our considerations of reputational impact as well.

In addition to the above regarding the ownership positions themselves, we look very closely at our shareholders’ views on these issues. The IAG proposal, as included in our Proxy Statements in 2011, 2012 and 2013, garnered limited support. The proposals received affirmative support (based on shares voted “for”, “against” or “abstain”) of 7.69%, 9.14% and 8.06%, respectively, and both of the major proxy advisory firms recommended voting against the proposals in all three years. As a result of this lack of support from shareholders, the proposal was excluded from our 2014 Proxy in reliance upon Rule 14a-8(i)(12) under the Securities Exchange Act of 1934. These voting results and the recommendations of the proxy advisory firms, when taken together with feedback we received on the topic from shareholders during our shareholder outreach program, indicate to us that our shareholders recognize that we have appropriate practices in place. Press articles on this subject have been limited and we have addressed the shareholders’ concerns by reference to the underlying facts. Our concern for the protection of human rights is reflected in our Firm’s Human Rights Statement and guided by the principles set forth in the United Nations Universal Declaration of Human Rights. The relative lack of support from shareholders for these proposals and the resulting exclusion of the proposal from our 2014 Proxy do not render the issues they raise unimportant to the Firm. However, we feel that our current practices in this regard are appropriate and we take the shareholder voting results to be an indicator that our shareholders agree.

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This is to acknowledge that (i) the Firm is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Firm may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to request any further information, please do not hesitate to contact me.

Yours Sincerely,

/s/ Marianne Lake
Marianne Lake Chief Financial Officer

cc:	Suzanne Hayes

Jennifer Hardy